 Table of Contents

Exhibit 12.1

COOPER STANDARD HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Predecessor									Successor
	Year Ended December 31,							January 1 to December 23,		December 24 to December 31,	Combined		December 31
	2000	2001		2002		2003		2004		2004	2004		2005
Earnings (loss) from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiares and income or loss from equity investments	(5.8)	37.3		109.9		91.6		117.3		(6.3)	111.0		9.4
Plus:
Fixed charges	80.5	10.8		12.7		11.9		9.1		5.8	15.0		71.6
Earnings available for fixed charges	74.7	48.1		122.6		103.5		126.4		(0.5)	126.0		81.0
Fixed charges
Interest expenses	77.0	5.6		8.1		7.6		4.2		5.8	10.0		66.6
Estimated interest factor for rentals	3.5	5.2		4.6		4.3		4.9		0.0	4.9		5.0
Fixed charges	80.5	10.8		12.7		11.9		9.1		5.8	15.0		71.6
Ratio of earnings to fixed charges	—	4.5	x	9.7	x	8.7	x	13.9	x	—	8.4	x	1.1	x
Deficiency	—									—